ALLIS-CHALMERS ENERGY INC.
5075 Westheimer, Suite 890, Houston, TX 77056
713-369-0550 Fax: 281-768-3891
August 13, 2010
United States
Securities and Exchange Commission
Washington, D.C. 20549
Attention: Mr. Michael Karney

Re:	Letter dated July 29, 2010 Allis Chalmers Energy Inc. Form 10-K for the Fiscal year Ended December 31, 2009 Filed March 9, 2010 File No. 1-02199
Dear Mr. Karney:
     Pursuant to our conversation today, we respectfully request, due to circumstances beyond Allis-Chalmers’ control, that we be given an additional ten (10) days to respond to the Commission’s letter referred to above.
     Thank you in advance for your consideration.

Sincerely,
/s/ Theodore F. Pound III
Theodore F. Pound III
General Counsel & Secretary

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